Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2006
Net (loss) income	$(174)	$365
Accretion and dividends on preferred stock	187	280

Net (loss) income attributable to common shareholders	$(361)	$85

(Loss) earnings per common share - basic and diluted	$(0.05)	$0.01

Weighted average shares outstanding during the period - basic	6,967,339	7,467,339

Weighted average shares outstanding during the period	6,967,339	7,467,339
Effect of convertible preferred stock	—	4,285,714
Effect of options	—	180,286

Weighted average number of shares outstanding during the period - diluted	6,967,339	11,933,339

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